# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wallbox N.V., CIK 0001866501
CUSIP: N94209124
Title of class of securities: Class A ordinary shares, nominal value EURO 2.40 per share
Address of issuer's principal executive offices: CARRER DEL FOC, 68, BARCELONA, Spain (U3), 08038
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002144158

## Reporting persons
- INSTRUMENTS FINANCERS PER A EMPRESES INNOVADORES, S.L. UNIPERSONAL: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Spain (U3); sole voting power 3,124,999; shared voting power 0; sole dispositive power 3,124,999; shared dispositive power 0; aggregate amount beneficially owned 3,124,999 (12.8% of the class)

## Item 1. Issuer
Name of issuer: Wallbox N.V.
Address of issuer's principal executive offices: Carrer del Foc 68, Barcelona Spain 08038

## Item 2. Person Filing
Name of person filing: INSTRUMENTS FINANCERS PER A EMPRESES INNOVADORES, S.L. UNIPERSONAL (the "Reporting Person").
Address of principal business office or, if none, residence: Gran Via de les Corts Catalanes, 635 - 61, 08010, Barcelona, Spain.
Citizenship: Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in row 11 of the cover page is based on 16,778,631 Class A ordinary shares outstanding as of December 31, 2025, as reported by the Issuer in its Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on April 9, 2026, plus 6,603,523 Class A ordinary shares issued on June 30, 2025 and July 1, 2026, as reported by the Issuer in its Form 6-K, filed with the SEC on July 2, 2026, plus 1,041,666 Class A ordinary shares issuable upon exercise of outstanding warrants beneficially owned by the Reporting Person.
Percent of class: To Come
Sole power to vote or to direct the vote: To Come
Shared power to vote or to direct the vote: To Come
Sole power to dispose or to direct the disposition: To Come
Shared power to dispose or to direct the disposition: To Come

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- INSTRUMENTS FINANCERS PER A EMPRESES INNOVADORES, S.L. UNIPERSONAL: /s/ Emili Gomez, Emili Gomez / Director (07/10/2026)